Exhibit 99.8

SRK Consulting (U.S.), Inc. Suite 600 1125 Seventeenth Street Denver, CO 80202 T: 303.985.1333 F: 303.985.9947 denver@srk.com www.srk.com

CONSENT OF QUALIFIED PERSON

I, Daniel H. Sepulveda, BSc, SME-RM, consent to the public filing of the technical report titled, “Technical Report on Resources and Reserves, Yauricocha Mine, Yauyos Province, Peru” with an Effective Date of July 31, 2017 and a Report Date of November 10, 2017 (the “Technical Report”) by Sierra Metals, Inc. (the “Company”).

I also consent to the use of extracts from, or a summary of, the Technical Report in the Company’s press release dated October 26, 2017 (the “Press Release”) and the related material change report of the Company dated October 30, 2017 (the “MCR”).

I certify that I have read the Press Release and the MCR filed by the Company and they fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated this 10th Day of November 2017.

“Signed”	“Sealed”

Daniel H. Sepulveda, BSc, SME-RM

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